Exhibit 99.1

SAI.TECH Announces Seed Financing of HEATNUC, its SMR subsidiary

SINGAPORE, July 17, 2023 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or “SAI” or the “Company”, NASDAQ: SAI), announced today that its subsidiary, Atomic Evolution Limited (doing business as “HEATNUC”), has entered into a seed financing subscription agreement with JIUDE Capital, a venture capital investor with a post-investment valuation of US$50 million. The seed financing allows HEATNUC to accelerate its team building process, which aims to attract and secure key research and development personnel.

About HEATNUC

HEATNUC’s team believes that many regions worldwide are overly dependent on fossil fuels, and they aim to help society accelerate carbon neutrality through Small Modular Reactor (SMR) technology. HEATNUC focuses on advanced small modular reactor technology, with the goal of achieving carbon neutrality by transforming traditional fossil fuel-based energy into SMR-based nuclear energy. Its R&D path is based on three core elements: top safety, cost-effective, and fuel-recycle. Led by an experienced team in product design, applications, and licensing, HEATNUC aims to design and manufacture pre-fabricated modular reactors with top safety features such as passive safety, accident-tolerant fuel and on-site fuel processing. The team also strives to minimize manufacturing and deployment costs through standardized modular design, large-scale factory production, and fuel recycling.

According to HEATNUC’s CEO Arthur Lee, the team has been dedicated to developing third-generation modular nuclear reactors and strategically planning for fourth-generation small modular reactors (SMRs). In the short term, they focus on promoting highly matured and inherently safe third-generation water-cooled reactors. In the medium to long term, research is being conducted on sodium-cooled fast reactors and depleted fuel recycling and reuse technologies. Arthur Lee further highlights that the core advantages of HEATNUC’s SMR products lie in safety, cost-effectiveness, and fuel recycling. This involves utilizing passive safety design concepts and accident tolerant fuel (ATF) to enhance the safety of nuclear reactors, leveraging the nuclear energy supply chain advantage in the Asian region to reduce production costs, and utilizing the fuel reutilization advantages of fourth-generation reactors to improve fuel efficiency by recycling depleted fuel generated by third-generation reactors.

Arthur Lee also stated, “On the one hand, SAI.TECH’s high-performance computing business is a large-scale electricity consumer. If we deploy SMRs, we can meet our long-term demand for stable and clean power resources. On the other hand, many nuclear power plants worldwide are facing budget overruns and operational losses. Through modular prefabrication, we can significantly reduce on-site deployment costs and shorten deployment cycles. Compared to expensive alternatives like energy storage, SMR’s early-stage operation can secure stable end-users (such as the computing industry) and greatly accelerate the investment payback period for investing SMRs. In the future, HEATNUC will expedite permit applications in countries that prioritize nuclear power development, including Southeast and Central Asia, the Middle East, Latin America, and Northern Europe.”

The core members of HEATNUC come from leading nuclear institutions and enterprises in Asia, specializing in nuclear core physics, thermal hydraulics, instrumentation and control, and related fields. They possess extensive experience in nuclear power plant design, development, and management. The research and development team members have accumulated over 20 years of practical experience in the design, analysis, and research management of advanced reactors. HEATNUC is committed to designing and manufacturing prefabricated SMRs with top-level safety performance, including passive safety features, accident tolerant fuel, and on-site fuel processing. The team aims to minimize manufacturing costs through standardized modular design, large-scale factory production, and fuel recycling.

SAI is grateful for the support of its investor network and is excited to continue contributing to the transition from traditional energy into a zero-carbon energy system. To learn more about HEATNUC, or to be a part of its continued growth, please visit https://sai.tech/heatnuc/ for more information.

About JIUDE Capital

JIUDE Capital is a venture capital investment management firm founded in 2011. It has built its success from mid to late stage equity investment and gradually shifted its domain to early-stage venture capital investments, focusing on east Asian companies with promising growth potential and high investment certainty. JIUDE Capital primarily invests in artificial intelligence, digital economy and hard-tech.

About SAI.TECH

SAI.TECH is a Nasdaq-listed (SAI) company headquartered in Singapore. SAI is dedicated to providing a zero-carbon energy system (HEATNUC) based on Small Modular Reactor, providing clean computing services based on liquid cooling and chip waste heat utilization technology (ULTIAAS), and providing cloud computing services based on blockchain and AI technology (BOLTBIT).

In May 2022, SAI became a publicly traded company under the new ticker symbol “SAI” on the Nasdaq Stock Market (NASDAQ) through a merger with TradeUP Global Corporation (“TradeUP”). For more information on SAI.TECH, please visit https://sai.tech/.

Forward looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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